FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors and Persons Discharging Managerial   Responsibilities or Connected Persons

The table below sets out changes in the interests of a Connected Person of a Person Discharging Managerial Responsibilities ('PDMR') in the Ordinary Shares of GlaxoSmithKline plc ('GSK') arising from the pro-rata cancellation of an award granted in 2014 under the GlaxoSmithKline 2009 Performance Share Plan ('PSP').

This pro-rata cancellation was made in accordance with the PSP rules on leavers following the PDMR's Connected Person's termination of employment from GSK on 10 February 2015.

Name of PDMR	Name of Connected Person	Number of Ordinary Shares cancelled under a PSP award in accordance with leaver rules
Mr P Thomson	Mrs K Thomson	684.056

The Company was advised of this transaction on 31 July 2015.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

3 August 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 03, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc